

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Via E-mail
Manmeet S. Soni
Chief Financial Officer
Reata Pharmaceuticals, Inc.
2801 Gateway Drive
Suite 150
Irving, TX 75063

**Re: Reata Pharmaceuticals, Inc.
Form 8-K
Exhibit No. 10.1 - Amended and Restated License Agreement, dated as of October 9, 2019
Filed October 10, 2019
File No. 001-37785**

Dear Mr. Soni:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance